SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. _4_)*

Spartech Corp.

(Name of Issuer)

Common Stock, Par Value $0.75

(Title of Class of Securities)

847220209

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

____________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 847220209	13G	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Reed Conner & Birdwell, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12		TYPE OF REPORTING PERSON IA

CUSIP NO. 847220209	13G	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS Donn B. Conner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12		TYPE OF REPORTING PERSON IN

CUSIP NO. 847220209	13G	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS Jeff Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12		TYPE OF REPORTING PERSON IN

CUSIP NO. 847220209	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:
Spartech Corp.

(b)	Address of Issuer’s Principal Executive Offices:
120 South Central Avenue, Suite 1700
Clayton, Missouri 63105-1705

Item 2.	(a)	Name of Persons Filing:
Reed Conner & Birdwell, LLC
Donn B. Conner
Jeff Bronchick

(b)	Address of Principal Business Office or, if None, Residence:
For all persons filing:

11111 Santa Monica Boulevard
Suite 1700
Los Angeles, California 90025

(c)	Citizenship:
Reed Conner & Birdwell, LLC is a Delaware Limited Liability Company
Donn B. Conner and Jeff Bronchick are citizens of The United States of America

(d)	Title of Class of Securities:
Common Stock, Par Value $0.75

(e)	CUSIP Number:
847220209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ x]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(This Item is answered on behalf of the primary filer, Reed Conner & Birdwell, LLC)

CUSIP NO. 847220209	13G	Page 6 of 8 Pages

Item 4.	Ownership.

			Reed Conner & Birdwell, LLC	Donn B. Conner	Jeff Bronchick
(a)	Amount beneficially owned:		0	0	0
(b)	Percent of class:		0.00%	0.00%	0.00%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0	0	0
	(ii)	Shared power to vote or to direct the vote:	0	0	0
	(iii)	Sole power to dispose or to direct the disposition of:	0	0	0
	(iv)	Shared power to dispose or to direct the disposition of:	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 847220209	13G	Page 7 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reed Conner & Birdwell, LLC

By: /S/ Donn B. Conner
Name: Donn B. Conner
Title: President & CEO

Date: March 1, 2012

Reed Conner & Birdwell, LLC

By: /S/ Jeffrey Bronchick
Name: Jeffrey Bronchick
Title: CIO

Date: March 1, 2012

CUSIP NO. 847220209	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: March 1, 2012

By: /S/ Donn B. Conner
Donn B. Conner, President & CEO

By: /S/ Jeffrey Bronchick
Jeffrey Bronchick, CIO